

January 14, 2014

<u>Via E-mail</u>
James M. DeCosmo
President and Chief Executive Officer
Forestar Group Inc.
6300 Bee Cave Road
Building Two, Suite 500
Austin, Texas 78746-5149

      Re: Forestar Group Inc.
             Form 10-K for the year ended December 31, 2012
             Filed March 14, 2013
             File No. 001-33662

Dear Mr. DeCosmo:

     We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.
     .

                                             Sincerely,

                                             /s/ Tom Kluck

                                           Tom Kluck
                                           Legal Branch Chief